NEWS RELEASE

New York - AG	November 5, 2026
Toronto - AG
Frankfurt - FMV
First Majestic Announces Q3 2026 Financial Results
and Quarterly Dividend Payment
Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG)(TSX:AG)(FSE:FMV) (the “Company” or “First Majestic”) is pleased to announce the Company’s unaudited condensed interim consolidated financial results for the third quarter ended September 30, 2026. The full version of the quarterly financial statements and the accompanying management’s discussion and analysis can be viewed on the Company’s website at www.firstmajestic.com or under the Company’s profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. All amounts in this news release are in U.S. dollars unless stated otherwise.

First Majestic’s third quarter revenues increased significantly, up 38% year-over-year to $394.1 million, driven by higher realized silver and gold prices. Silver and gold bullion inventories totaled $54.1 million. A continued focus on operational efficiency resulted in meaningful year-over-year margin expansion, operating cash flow and earnings growth.

Net earnings for the quarter were $74.5 million while earnings per share (“EPS”) were $0.15, with adjusted EPS of $0.19. The Company generated $85.5 million in free cash flow in the quarter, after paying $73.7 million in cash income taxes and settlements, leading to $1.23 billion in treasury at the end of the quarter.

THIRD QUARTER HIGHLIGHTS
•Revenue ($109.0 million increase Y/Y): The Company achieved quarterly revenue of $394.1 million, a 38% increase compared to $285.1 million in revenue in Q3 2025. 62% of the revenues in Q3 2026 were from the sale of silver and 28% were from the sale of gold.
•Finished Goods Inventory: The Company held 760,832 silver ounces and 1,960 gold ounces in finished goods inventory as at September 30, 2026, inclusive of coins and bullion, compared to 1,007,450 silver ounces and 4,730 gold ounces in finished goods inventory as at June 30, 2026. The fair market value of this inventory as at September 30, 2026, was $46.0 million for silver and $8.1 million for gold, which was not included in revenue during the quarter.
•Mine Operating Earnings ($71.0 million increase Y/Y): The Company achieved mine operating earnings of $170.1 million, a significant improvement compared to $99.1 million in the third quarter of 2025, with earnings improvements across all mine sites.

•Earnings Before Income Tax, Depreciation and Amortization (“EBITDA”) ($100.1 million increase Y/Y): EBITDA for the quarter was $228.8 million, a 78% increase compared to $128.6 million in Q3 2025.
•Net Earnings1 ($47.5 million increase Y/Y): Net earnings for the quarter were $74.5 million (EPS of $0.15) compared to net earnings of $27.0 million (EPS of $0.06) in the third quarter of 2025. Adjusted net earnings were $92.5 million (adjusted EPS of $0.19), compared to adjusted net earnings of $32.4 million (adjusted EPS of $0.07) in the third quarter of 2025.
•Costs: Cash costs and All-in Sustaining Costs (“AISC”) per attributable payable silver equivalent (“AgEq”) ounce for the quarter were $21.75 and $30.45, respectively.

•AISC Margin ($13.82 per ounce improvement Y/Y): The Company generated AISC margin, being the difference between its AgEq realized price and AISC, of $31.95 per AgEq ounce, a significant improvement compared to an AISC margin of $18.14 per AgEq ounce during Q3 2025. This improvement was primarily driven by higher realized silver and gold prices.

•Cash Flow from Operations ($73.0 million increase Y/Y): Operating cash flow before changes in working capital and taxes in the quarter were $214.3 million or $0.43 per share, a 52% increase compared to $141.3 million or $0.29 per share in the third quarter of 2025.

•Free Cash Flow: The Company generated $85.5 million in free cash flow in the third quarter of 2026 after sustaining capital expenditures and after paying $73.7 million in cash income taxes, including $36.8 million for the settlement of two tax re-assessments related to legacy forward silver purchase agreements.
•Third Quarter Dividend (176% increase Y/Y): The Company declared a cash dividend of $0.0142 per share for the third quarter of 2026, nearly three times higher than in the same period last year.

•Purchased Common Shares: During the three and nine months ended September 30, 2026, the Company repurchased 100,000 and 1,300,000 of its shares at an average price of CAD$21.00 and CAD$25.78, respectively, pursuant to its share repurchase program, which was renewed on October 14, 2026.

•Treasury Position ($295.9 million increase from December 31, 2025): The Company ended the quarter with $1.23 billion in treasury, representing a 32% increase compared to $937.7 million at the end of 2025. Cash in treasury includes $162.9 million held in restricted cash, compared to $144.3 million as at December 31, 2025.

OPERATIONAL AND FINANCIAL RESULTS
The table below represents the Company’s consolidated third quarter operational and financial highlights for the three months ended September 30, 2026, and 2025.

Key Performance Metrics	2026-Q3	2025-Q3	Change Q3'26 vs Q3'25
Operational (1)
Ore Processed / Tonnes Milled	1,088,708	997,002	9%
Silver Ounces Produced	3,440,447	3,863,673	(11%)
Gold Ounces Produced	29,552	35,681	(17%)
Cash Costs per Silver Equivalent Ounce (2)	$21.75	$14.83	47%
AISC per Silver Equivalent Ounce (2)	$30.45	$20.90	46%
Total Production Cost per Tonne (2)	$106.37	$102.53	4%
1 References to “Net Earnings”, “Earnings per share”, and “EPS” refer to “Net Earnings attributable to Owners of the Company”, and “Earnings per common share attributable to owners of the Company”, which are net of non-controlling interests, specifically the remaining 30% of the Los Gatos JV not owned by the Company.

Key Performance Metrics	2026-Q3	2025-Q3	Change Q3'26 vs Q3'25
Average Realized Silver Price per Silver Ounce (2)	$61.52	$38.78	59%
Average Realized Gold Price per Gold Ounce (2)	$4,195	$3,399	23%

Financial (in $millions)
Revenues	$394.1	$285.1	38%
Mine Operating Earnings	$170.1	$99.1	72%
Net Earnings before Non-Controlling Interest	$86.6	$43.0	101%
Net Earnings Attributable to Owners of the Company	$74.5	$27.0	176%
Operating Cash Flows before Non-Cash Working Capital and Taxes	$214.3	$141.3	52%
Capital Expenditures	$108.0	$52.1	107%
Attributable Capital Expenditures	$101.9	$47.6	114%
Cash and Cash Equivalents	$1,070.8	$435.4	146%
Restricted Cash	$162.9	$133.4	22%
Working Capital (2)	$882.3	$542.4	63%
EBITDA (2)	$228.8	$128.6	78%
Adjusted EBITDA (2)	$229.4	$138.6	65%
Free Cash Flow(2)	$85.5	$98.8	(14%)

Shareholders
EPS – Basic & Diluted	$0.15	$0.06	150%
Adjusted EPS (2)	$0.19	$0.07	171%

1.Operational metrics calculated in the table above are reported on an attributable basis to account for the Company’s 70% ownership of the Los Gatos Joint Venture that owns the Los Gatos Silver Mine.
2.The Company reports certain non-GAAP measures which include cash costs per AgEq ounce produced, cash costs per Au ounce produced, AISC per AgEq ounce produced, AISC per Au ounce produced, total production cost per tonne, average realized silver price per AgEq ounce sold, average realized Au price per ounce sold, average realized Ag price per ounce sold, working capital, adjusted EPS, EBITDA, adjusted EBITDA, and free cash flow. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under the Company’s financial reporting framework and the methods used by the Company to calculate such measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Financial Measures” at the end of this news release for further details of these measures.

The table below represents the quarterly operating and cost performance results at each of the Company’s four producing mines during the quarter.

Third Quarter Production Summary	Los Gatos (1)(3)	San Dimas	Santa Elena	La Encantada	Consolidated
Ore Processed / Tonnes Milled	226,689	229,188	286,382	346,449	1,088,708
Silver Ounces Produced	1,245,178	859,869	368,333	967,067	3,440,447
Gold Ounces Produced	625	10,386	18,489	52	29,552
Cash Costs per Silver Equivalent Ounce(2)	$19.58	$21.86	$20.65	$27.08	$21.75
AISC per Silver Equivalent Ounce(2)	$24.20	$31.28	$27.24	$32.17	$30.45
Total Production Cost per Tonne (2)	$115.54	$157.24	$110.74	$63.12	$106.37
1.All production and non-GAAP results shown in the table above are reported on an attributable basis, meaning they reflect only the portion of results corresponding to the Company’s 70% ownership of the Los Gatos Joint Venture that owns the Los Gatos Silver Mine.
2.These measures do not have a standardized meaning under the Company’s financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions.
3.Base metal production at the Los Gatos Silver Mine includes 13,277,264 lbs zinc, 7,839,182 lbs lead and 221,111 lbs copper (70% attributable basis).

In the third quarter, the Company generated quarterly revenue of $394.1 million, a 38% increase compared to $285.1 million in revenue in the third quarter of 2025. The increase in revenue was driven by a 59% higher average realized silver price, and a 23% higher average realized gold price, when compared to the third quarter of 2025, resulting in total revenues increasing by $147.0 million. Revenue growth was also driven by 82% and 6% increases in silver ounces sold at La Encantada and Santa Elena, respectively, compared to the third quarter of 2025, partially offset by fewer ounces sold from the remaining operations year-over-year. Total revenue for the quarter excluded 760,832 oz of silver and 1,960 oz of gold that were held in inventory at the end of the quarter, with a fair value of $54.1 million.

The Company ended the third quarter with $1.23 billion in cash and in treasury, representing a 32% increase compared to $937.7 million at the end of 2025. Cash in treasury includes $162.9 million that is held in restricted cash, compared to $144.3 million as at December 31, 2025. Working capital reached a record high of $882.3 million, excluding $162.9 million in restricted cash, representing a 20% increase compared to $733.6 million as at December 31, 2025. The overall liquidity of the Company, defined as working capital plus undrawn lines of credit, as at September 30, 2026, was $1.04 billion compared to $873.2 million as at December 31, 2025.

The Company achieved mine operating earnings of $170.1 million, a 72% improvement compared to mine operating earnings of $99.1 million in the third quarter of 2025. This increase was largely driven by higher metal prices compared to the third quarter of 2025, and an increase of 82% and 6% of silver ounces sold at La Encantada and Santa Elena, respectively, compared to the third quarter of 2025.

EBITDA for the quarter was $228.8 million, a 78% increase compared to $128.6 million in the third quarter of 2025. The increase in EBITDA was primarily attributable to higher realized metal prices in the quarter compared to the third quarter of 2025, along with investment income of $19.3 million compared to a loss of $5.4 million in the third quarter of 2025.

Adjusted EBITDA normalized for non-cash or non-recurring items such as unrealized losses on marketable securities, share-based payments, and abnormal costs related to the labour disruptions at San Dimas for the quarter was $229.4 million, a 65% increase compared to $138.6 million in the third quarter of 2025.

Net earnings attributable to shareholders of the Company for the quarter were $74.5 million (EPS of $0.15), representing a 176% increase compared to net earnings of $27.0 million (EPS of $0.06) in the third quarter of 2025. The increase in net earnings was primarily attributable to higher realized metal prices. This was partially offset by a one-time settlement expense of $30.7 million relating to the settlement of a historic tax dispute with the Mexican tax authority, the SAT, relating to Minera La Encantada, S.A. de C.V. (“MLE”) with respect to a prior forward silver purchase agreement and a 2017 tax re-assessment (Refer to Note 27 of the Financial Statements). All assessments in relation to silver sales made pursuant to the prior forward silver purchase agreements have now been resolved and paid, pending certain administrative steps to be taken by the Mexican tax authority. The Company continues to work with the SAT on settling the legacy tax issue relating to the advance pricing agreement that Primero Empresa Minera, S.A. de C.V. had previously obtained from the SAT, with the parties having recently agreed in principle to a multi-step framework to settle the issue. See the Company’s news release dated October 13, 2026 for further details.

Adjusted net earnings, excluding non-cash or non-recurring items such as deferred income tax recovery, unrealized losses on marketable securities, share-based payments, tax settlements, and abnormal costs at San Dimas, were $92.5 million (adjusted EPS of $0.19), a 186% increase, compared to adjusted net earnings of $32.4 million (adjusted EPS of $0.07) in the third quarter of 2025.

The Company’s attributable capital expenditures in the third quarter were $101.9 million ($108.0 million on a 100% basis), representing a 114% increase compared to $47.6 million ($52.1 million on a 100% basis) in total capital expenditures in the third quarter of 2025. Attributable capital expenditures consisted of $44.3 million in property, plant and equipment (“PP&E”) (2025 - $13.8 million), $33.4 million in underground development (2025 - $16.5 million), and $15.5 million in exploration (2025 - $17.4 million). On a 100% basis, these amounts totaled $46.2 million in PP&E, $36.2 million in underground development, $16.7 million in exploration. The increase in capital expenditures was driven by a $41.9 million investment in Jerritt Canyon, along with $6.5 million related to the development of the Santo Niño and Navidad portals at Santa Elena during the quarter. Attributable capital expenditures to the end of the third quarter of 2026 represented 62% of the 2026 capital expenditures guidance midpoint.

The Company produced 3.4 million silver ounces in Q3 2026, reaching 72% of the 2026 revised annual guidance midpoint on a year-to-date basis. The lower production was mostly driven by a labour dispute at San Dimas, which impacted operations by 12 days in Q3 2026. Gold production was 29,552 ounces in Q3 2026, reaching 75% of the Company’s 2026 revised annual guidance midpoint on a year-to-date basis, despite the labour disruptions at San Dimas.

Cash costs per attributable payable AgEq ounce for the quarter were $21.75, compared to $14.83 per AgEq ounce in the third quarter of 2025. The increase in cash costs per attributable payable AgEq ounce was primarily due to a 20% decrease in AgEq ounces produced compared to the third quarter of 2025. The reduction in reported AgEq ounces was driven by a lower AgEq conversion ratio, the ongoing labour dispute at San Dimas, and the deferral of high-grade production at Los Gatos to the fourth quarter due to sequencing changes with the mine plan and ground conditions. AgEq ounces were impacted by the outperformance of silver versus gold compared to Q3 2025, which lowered the AgEq conversion ratio for by-product metals. As the AgEq conversion ratio was 75:1 in Q3 2026, compared to 87:1 in Q3 2025, the lower conversion ratio resulted in fewer reportable AgEq ounces and, consequently, higher cash costs per AgEq ounce. Applying the same assumptions used to calculate AgEq ounces in Q3 2025, attributable payable AgEq ounces in Q3 2026 would have increased by 405,498 ounces, resulting in a 6% decrease in cash costs per attributable AgEq ounce compared to current costs.

Cash costs were also impacted by the strengthening of the Mexican peso, which averaged 7% stronger relative to the US dollar, compared to the third quarter of 2025. Cash costs were further impacted by higher direct production costs at Los Gatos, resulting from increased maintenance, explosives and reagent consumption, and dewatering efforts, along with increased maintenance, energy consumption and temporary diesel generator rental costs at La Encantada.

AISC per attributable payable AgEq ounce in the third quarter was $30.45, compared to $20.90 per ounce in the third quarter of 2025. This increase was primarily driven by an increase in cash costs. The increase in AISC was also driven by higher worker participation costs due to rising metal prices, increased mine development rates yielding higher sustaining development costs, along with higher PP&E costs and lease payments. Applying the same assumptions used to calculate AgEq ounces in Q3 2025, AISC per attributable AgEq ounce in Q3 2026 would have decreased by 6%. The AISC of $28.55 per AgEq ounce on a year-to-date basis was within the Company’s revised consolidated guidance range of $27.69 and $28.77 per AgEq ounce.

UPDATE ON SAN DIMAS OPERATIONS

Operations at San Dimas have been temporarily suspended as a result of a labour disruption that began on September 18, 2026. The dispute relates primarily to the income tax treatment of an annual production bonus paid by the Company to employees at San Dimas represented by the National Union of Mine and Metal Workers of the Mexican Republic (the “National Union”). The local leaders of the National Union have taken the position that these employees should not be responsible for the income taxes payable on the production bonus. Their position is that the Company must gross up the bonus to cover 100% of such income taxes.

The Company has not agreed to the National Union’s demands in this regard, noting that the payment of income taxes is a requirement that applies to all employees under Mexican law. As a result, the National Union officially called a strike on October 8, 2026, and the Company challenged the legality of the strike on October 9, 2026. Various hearings have taken place over the past few weeks, and the Company is waiting for a ruling to be made regarding its challenge to the strike, with a decision expected to be made in the second half of November. The Company remains committed to reaching a mutually acceptable resolution with the National Union regarding this issue.

Despite the solid production results at San Dimas through mid-September, given the impact to production at San Dimas along with the uncertainty regarding the duration of the labour disruption and the timing of a safe restart of operations, the Company is withdrawing San Dimas’ annual production and cost guidance at this time. San Dimas’ annual guidance will be reassessed once there is sufficient visibility regarding the resumption of the operation. The ultimate impact will depend primarily on the duration of the labour disruption and the timing of the restart of operations.

“While resolving the labour disruption at San Dimas is a priority, the Company remains financially strong, supported by three producing operations that continue to perform at or above budget,” said Keith Neumeyer, CEO. “This operational diversity and financial strength position the Company to easily withstand the current disruption. The Company remains committed to engaging in good-faith discussions with its union partners and continues to seek a mutually acceptable resolution that enables the safe and timely resumption of operations at San Dimas."

Q3 2026 DIVIDEND ANNOUNCEMENT
The Company is pleased to announce that its Board of Directors has declared a cash dividend in the amount of $0.0142 per common share for the third quarter of 2026. The dividend will be paid on or about November 30, 2026, to holders of record of First Majestic’s common shares as of the close of business on November 16, 2026.
Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 2% of the Company’s net quarterly revenues from January 1, 2026, onwards divided by the Company’s then outstanding common shares. Note: In the case of net revenues generated from the Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine), 70% of the net revenue from such mine, being the revenue that is attributable to the Company, is used for the purposes of the Company’s quarterly dividend calculation.

The amount and distribution dates of future dividends remain at the discretion of the Board of Directors. This dividend qualifies as an “eligible dividend” for Canadian income tax purposes. Dividends paid to shareholders outside Canada (non-resident investors) may be subject to Canadian non-resident withholding taxes.

CONFERENCE CALL DETAILS
The Company will host a conference call and webcast on Thursday, November 5, 2026, at 9:00 a.m. (PT) / 11:00 a.m. (ET) to provide investors and analysts with a business update, and to discuss the Company’s third quarter production and financial results.

To participate in the conference call, please use the following:

Canada & USA Toll-Free:	+1-833-752-3407
Outside of Canada & USA:	+1-647-846-2866
Webcast:	https://event.choruscall.com/mediaframe/webcast
Participants should dial-in at least 15 minutes prior to the start of the call to ensure placement in the conference on time.

The live webcast and the presentation slides of the call will be available at https://www.firstmajestic.com/investors/webcast-conference-calls/. A webcast archive will be available approximately one hour after the end of the event and will be accessible for three months.

A recording of the conference call will be available for telephone replay approximately one hour after the end of the event by calling:

USA & Canada Toll-Free:	+1-855-669-9658
Outside of Canada & US:	+1-412-317-0088
Access Code:	2372437
The telephone replay will be available for seven days following the end of the event.

ABOUT FIRST MAJESTIC
First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates four producing underground mines in Mexico: the Santa Elena Silver/Gold Mine, the Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine), the San Dimas Silver/Gold Mine, and La Encantada Silver Mine, as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold Mine, which the Company is currently in the process of re-starting.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

For further information, contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.
FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, CEO

Non-GAAP Financial Measures

This news release includes reference to certain financial measures which are not standardized measures under the Company’s financial reporting framework. These measures include cash costs per silver equivalent ounce produced, all-in sustaining cost (or “AISC”) per silver equivalent ounce produced, cash costs per gold ounce produced, AISC per gold ounce produced, total production cost per tonne, average realized silver price per ounce sold, average realized gold price per ounce sold, working capital, adjusted net earnings and EPS, EBITDA, adjusted EBITDA, and free cash flow. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. These measures are widely used in the mining industry as a benchmark for performance but do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures disclosed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For a complete description of how the Company calculates such measures and a reconciliation of certain measures to GAAP terms please see “Non-GAAP Measures” in the Company's most recent management discussion and analysis filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Cautionary Note Regarding Forward Looking Statements
This news release contains "forward-looking information" and "forward-looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward-looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements in this news release include, but are not limited to, statements with respect to: anticipated future results; the timing for the hearing of the Company’s challenge to the strike by the National Union at San Dimas and the expected duration of such strike; the timing for the reassessment of San Dimas’ annual production and costs guidance; the timing for the Company’s Q3 2026 dividend payment and the shareholder record and payable dates in connection with such dividend payment; and the timing of the Company’s investor conference call to discuss its Q3 2026 production and financial results. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. As such, investors are cautioned not to place undue reliance upon forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward-looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "target", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward-looking statements".

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; general economic conditions including inflation risks; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled “Risk Factors” in the Company's most recent Annual Information Form for the year ended December 31, 2025 filed with the Canadian securities regulatory authorities under the Company’s SEDAR+ profile at www.sedarplus.ca, and in the Company’s Annual Report on Form 40-F for the year ended December 31, 2025 filed with the United States Securities and Exchange Commission on EDGAR at http://www.sec.gov/edgar. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
The Company believes that the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.